Exhibit 7.1

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Funds

Based on Hong Kong GAAP

(Expressed in millions of HK$)

		As of December 31(1)
		1998	1999	2000	2001(2)	2002
Loans, obligations under finance leases and bank overdrafts	(A)	16,897	23,177	27,203	31,385	33,508
Shareholders’ funds	(B)	42,601	45,115	50,328	53,893	56,827
Ratio of Debt to Shareholders’ Funds	(A)/(B)	0.40	0.51	0.54	0.58	0.59

(1)	To comply with a change in Hong Kong GAAP that took effect on January 1, 2001, the Company recognizes a liability for dividends in the accounting period in which they are declared or proposed and approved by shareholders. The new accounting policy was adopted retrospectively resulting in the restatement of certain prior year balances. See Note 10 of Notes to the Financial Statements.

(2)	Due to the adoption of SSAP 34, “Employee Benefits”, issued by the Hong Kong Society of Accountants, which became effective on January 1, 2002, a restatement of the 2001 financial data was necessary. See Note 42A of Notes to the Financial Statements.